COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this "Agreement") is made and entered into as of May 13, 2022 (the "Effective Date"), by and among Turtle Beach Corporation, a Nevada corporation (the "Company"), on the one hand, and The Donerail Master Fund, LP, a Cayman Islands limited partnership ("Donerail Master Fund"), The Donerail Group LP, a Delaware limited partnership ("Donerail Group"), William Wyatt, The Harbert Donerail Fund GP LLC, a Delaware limited liability company ("Donerail Master GP"), The Donerail Group GP LLC, a Delaware limited liability company ("Donerail Group GP"), Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), Harbert Management Corporation, an Alabama corporation ("HMC"), SCW Capital, LP, a Texas limited partnership ("SCW Capital"), SCW Capital QP, LP, a Texas limited partnership ("SCW QP"), SCW Capital Management, LP, a Texas limited partnership ("SCW Management"), Trinity Investment Group, LLC, a Delaware limited liability company ("Trinity"), and Robert Cathey (collectively with Donerail Master Fund, Donerail Group, Mr. Wyatt, Donerail Master GP, Donerail Group GP, HFA, HMC, SCW Capital, SCW QP, SCW Management and Trinity, the "Donerail Parties" and each, a "Donerail Party"), on the other hand. The Company and the Donerail Parties are each herein referred to as a "Party" and collectively as the "Parties." Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Section 15 below.

WHEREAS, on March 22, 2022, Donerail Master Fund submitted to the Company a notice of its intent to nominate Terry Jimenez, Kimberly Kreuzberger, Katherine L. Scherping, Brian Stech, Michelle D. Wilson and William Wyatt (collectively, the "Donerail Slate") for election to the Board of Directors of the Company (the "Board") at the 2022 Annual Meeting of Stockholders of the Company (the "2022 Annual Meeting") (as supplemented as of the Effective Date, the "Nomination Notice");

WHEREAS, on March 29, 2022, Donerail Master Fund, SCW Capital, and SCW QP jointly made a demand to inspect certain books and records of the Company (the "Books and Records Demand"); and

WHEREAS, the Company and the Donerail Parties have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. **Board Composition and Related Matters**.

    (a)   Board Matters.

    (i)   As promptly as practicable after the execution of this Agreement, but in any event no later than three (3) Business Days following the Effective Date, the Board and its committees shall take all necessary actions to (A) accept the resignation of one (1) incumbent director, which resignation shall become effective immediately, (B) increase the size of the Board from six (6) to eight (8) members, and (C) appoint three (3) candidates (collectively, the "Initial New Directors") to the Board to fill the vacancies resulting from (A) and (B). The candidates for the Initial New Directors shall be selected by the Board from the following members of the Donerail Slate: Terry Jimenez, Kimberly Kreuzberger, Katherine L. Scherping, Brian Stech and Michelle D. Wilson. As of the Effective Date, the Donerail Parties have confirmed that each of the foregoing members of the Donerail Slate has consented to serving a full term on the Board, if selected, and to being named as a nominee in the Company's proxy statement for the 2022 Annual Meeting pursuant to Section 1(a)(ii). The Donerail Parties shall not (i) deter any member of the Donerail Slate from accepting an invitation from the Company to serve on the Board as a director pursuant to this Agreement or from serving a full term if appointed or (ii) incentivize any member of the Donerail Slate to reject an invitation from the Company to serve on the Board as a director pursuant to this Agreement or to fail to serve a full term if appointed.

(ii)   To the extent permitted by law and otherwise practicable, the Company shall use commercially reasonable efforts to include each of the Initial New Directors in the Company's slate of nominees for election as directors of the Company at the 2022 Annual Meeting and shall recommend and use commercially reasonable efforts to support and solicit proxies for the election of the Initial New Directors at the 2022 Annual Meeting, in the same manner as it recommends, supports and solicits proxies for the election of the Company's other director nominees. If the Company agrees to nominate the Fourth New Director (as defined below) for election at its 2023 annual meeting of stockholders (the "2023 Annual Meeting") and the Fourth New Director agrees to be nominated, then the Company shall use commercially reasonable efforts to include each of the New Directors (as defined below) and any Replacement Directors (as defined below) in the Company's slate of nominees for election as directors of the Company at the 2023 Annual Meeting and shall recommend and use commercially reasonable efforts to support and solicit proxies for the election of the New Directors and Replacement Directors at such Stockholder Meeting, in the same manner as it recommends, supports and solicits proxies for the election of the Company's other director nominees.

(iii)   Promptly after the 120th day following the Effective Date, the Board and its committees shall take all necessary actions to (A) accept the resignation of one (1) director (other than the Initial New Directors and any Replacement Director), which resignation shall become effective immediately, and (B) appoint one (1) additional director (the "Fourth New Director") to the Board to fill the vacancy resulting from such resignation. The Fourth New Director shall be selected by the Board from a list of candidates proposed by Donerail Group, which list shall be comprised of: William Wyatt and Wesley Calvert, each of whom must be ready, willing and able to serve; provided, that if either Mr. Wyatt or Mr. Calvert cannot serve or will not be able to serve as a director, then Donerail Group will propose additional candidates for the Board to consider such that there are at least two (2) candidates ready, willing and able to serve a full term on the Board who are available for consideration.

(iv)   Promptly following the appointment of the Fourth New Director, the Board and its committees shall (A) take all necessary actions to expand the size of the Board from eight (8) to nine (9) members and (B) use commercially reasonable efforts to identify and appoint one (1) additional director (the "Fifth New Director" and collectively with the Initial New Directors and the Fourth New Director, the "New Directors") to the Board to fill the vacancy resulting from such expansion. The Fifth New Director shall be mutually agreed upon by the Board and Donerail Group, each cooperating in good faith. If the Parties cannot agree on the Fifth New Director within the four (4) weeks immediately following the appointment of the Fourth New Director, then Donerail Group shall propose a list of three (3) new candidates for the Board to choose from. Each of such candidates shall satisfy the criteria set forth in Section 1(a)(v) and be independent from and not be affiliated with any Donerail Party. If none of such candidates is reasonably acceptable to the Board, then the Board and Donerail Group will each have the right to propose additional candidates and shall consider such additional candidates in good faith, until a reasonably acceptable candidate is approved by the Company and Donerail Group as the Fifth New Director.

(v)   Each of the New Directors and any Replacement Directors shall (A) satisfy the independence standard of Nasdaq, the requirements of the Articles of Incorporation of the Company, as amended (as may be further amended from time to time, the "Charter"), the Bylaws of the Company, as amended (as may be further amended from time to time, the "Bylaws") and other Company Policy (as defined below), and any applicable law, (B) possess the relevant financial and business experience to be a director of the Company, and (C) enable the Company to continue to meet any applicable board diversity objective.

(vi)   As a condition to being appointed to the Board, each of the New Directors and any Replacement Directors will have participated in reasonable customary procedures for new director candidates and received a favorable recommendation from the Nominating and Governance Committee of the Board (the "Nominating Committee"), such recommendation not to be unreasonably withheld. Such procedures include (A) providing information required to be or customarily disclosed by directors or director candidates in proxy statements or other filings under applicable law or stock exchange regulations, information in connection with assessing eligibility, independence, and other criteria applicable to directors or satisfying compliance and legal obligations, and a fully completed and executed copy of the Company's director candidate questionnaire (substantially in the form completed by the Company's incumbent non-management directors), in each case, as promptly as necessary to enable the timely filing of the Company's proxy statement and other periodic reports with the Securities and Exchange Commission (the "SEC"), (B) agreeing to comply at all times with the Company Policies, and (C) consenting to appropriate background checks comparable to those undergone by other non-management directors of the Company.

(vii)   Each Party acknowledges that the New Directors and any Replacement Directors shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board (collectively, the "Company Policies"), and will be required to strictly adhere to the Company's policies on confidentiality imposed on all members of the Board.

(viii)   Until the Termination Date (as defined below), the Board shall not increase the size of the Board to greater than nine (9) directors without the unanimous consent of all the members of the Board.

(b)   Board Committees.

(i)   Concurrently with the appointment of the Initial New Directors, the Board shall form a committee (the "Strategic Committee") for the purpose of overseeing the Board's ongoing assessment of value creation opportunities and exploring all strategic alternatives available to the Company to enhance or otherwise maximize value for stockholders, including, but not limited to, the continued evaluation of a sale of the Company. The Strategic Committee shall be comprised of four (4) directors, each of whom shall qualify as "independent" pursuant to Nasdaq's listing standards and the SEC rules and regulations and, subject to Section 1(b)(iii), shall not be affiliated with any of the Donerail Parties. The four members of the Strategic Committee shall consist of (A) two (2) incumbent directors who serve on the Board as of the execution of this Agreement and two (2) Initial New Directors; provided, however, that no Initial New Director shall serve on or otherwise observe the meetings of the Strategic Committee if any conflict of interest exists related to such Initial New Director and the purpose or function of the Strategic Committee. The Company and the Donerail Parties shall cooperate in good faith to agree upon a charter for the Strategic Committee, which shall be consistent with the terms of this Agreement. The Strategic Committee shall cease to exist upon the conclusion of the strategic review process, as reasonably determined by the Board.

(ii)   Commencing with the formation of the Strategic Committee, William Wyatt will be permitted to attend all meetings of the Strategic Committee in a non-voting, observer capacity (subject to the Strategic Committee's right to exclude Mr. Wyatt from any meeting or portion thereof if his attendance could adversely affect attorney-client privilege or result in the disclosure of trade secrets or a conflict of interest). In such observer capacity, Mr. Wyatt will have the right to (A) receive the same materials distributed to members of the Strategic Committee, (B) receive notice of all meetings of the Strategic Committee, and (C) participate in meetings and discussions of the Strategic Committee. In such observer capacity, Mr. Wyatt will also be given a reasonable opportunity to review and comment on the form and content of any public communications that the Strategic Committee intends to issue or that the Company intends to issue with respect to strategic matters, and the Strategic Committee or the Company, as applicable, shall consider in good faith any comments Mr. Wyatt provides. As a condition to any such attendance or observer rights, Mr. Wyatt shall be required to enter into a customary, mutually agreeable non-disclosure agreement with the Company (the "NDA") and any breach thereof, as determined to be such by a court of competent jurisdiction, will be deemed a material breach of this Agreement by the Donerail Parties and will entitle the Company to terminate this Agreement pursuant to Section 10(a).

(iii)   Promptly after the 120th day following the Effective Date, the Board shall take all necessary actions to (A) appoint an Initial New Director (or a Replacement Director) as Chair of the Strategic Committee, or (B) alternatively, upon the appointment of the Fourth New Director to the Board, appoint the Fourth New Director as a member of the Strategic Committee, as a replacement for one of the two (2) Initial New Directors serving on the committee, and appoint the Fourth New Director as Chair of the Strategic Committee.

(iv)   Concurrently with the appointment of the Initial New Directors, the Board shall appoint an Initial New Director, as designated by the Board in its discretion, to the Nominating Committee. From the 120th day after the Effective Date until the Termination Date, the Board shall take all necessary actions to (A) appoint the Fourth New Director to the Nominating Committee and (B) ensure that the chair of the Nominating Committee shall be a New Director (or a Replacement Director).

(v)   The Board shall give each of the New Directors and any Replacement Directors the same due consideration for membership to each of the Board's other committees and subcommittees, including any new committees and subcommittees that may be established on or after the Effective Date, as any other director.

(c)   Replacement Rights.

(i)   If (A) during the 120-day period commencing on the Effective Date, a New Director is unable to serve as a director due to death or disability and ceases to be a director or (B) during the period from the 121st day following the Effective Date until the Termination Date, any New Director ceases to be a director for whatever reason (other than due to a violation of any applicable law or the Charter, Bylaws or other Company Policy), then a replacement (a "Replacement Director") for such New Director shall be identified and appointed as follows:

(1)   If such New Director is an Initial New Director, then the Replacement Director shall be selected by the Board from the remainder of the Donerail Slate (other than William Wyatt); provided, that if no member of the Donerail Slate (other than William Wyatt) is available to be appointed, then Donerail Group may propose a list of at least three (3) but no more than five (5) new candidates satisfying the criteria set forth in Section 1(a)(v) and the Board shall select one of the candidates as the Replacement Director;

(2)   If such New Director is the Fourth New Director, then Donerail Group may propose one or more candidates satisfying the criteria set forth in Section 1(a)(v) and the Board shall select one of the candidates as the Replacement Director; provided, that, for the avoidance of doubt, the candidates proposed by Donerail Group may, but do not have to, be affiliated with Donerail Group; or

(3)   If such New Director is the Fifth New Director, then the Replacement Director shall be identified and appointed pursuant to the terms and procedure set forth in Section 1(a)(iv).

Any candidate for Replacement Director shall be subject to the reasonable approval of the Nominating Committee and the Board, which approval shall occur as soon as practicable following the identification of the candidate and shall not be unreasonably withheld, conditioned or delayed, and such Replacement Director shall be appointed to the Board within five (5) Business Days after the Nominating Committee and the Board have approved of such candidate. In the event the Board or the Nominating Committee determines in good faith not to approve any Replacement Director proposed by the Donerail Parties, the Parties shall follow the same procedure set forth in this Section 1(c)(i) until a Replacement Director is appointed to the Board. Any Replacement Director appointed to replace a New Director shall be treated as a New Director for all purposes of this Agreement and shall have the same classification (Initial New Director, Fourth New Director, or Fifth New Director) as such New Director. For example, a Replacement Director appointed to replace an Initial New Director (or a Replacement Director thereof) shall be treated as an Initial New Director.

(ii)   Any Replacement Director appointed to the Board in accordance with this Section 1(c) shall be appointed to any applicable committee of the Board of which the replaced director was a member immediately prior to such director's ceasing to serve on the Board; provided, that as a condition to such appointment, a Replacement Director shall possess the necessary qualifications to serve on the applicable committee of the Board.

(iii)   The Donerail Parties shall not in any way seek to procure or influence the resignation of any New Director (or Replacement Director), and any violation of this Section 1(c)(iii) will be deemed a material breach by the Donerail Parties and will entitle the Company to terminate this Agreement pursuant to Section 10(a).

(iv)   This Section 1(c) (other than Section 1(c)(iii)), including Donerail Group's right to participate in the identification of Replacement Directors, shall terminate irrevocably if the Donerail Parties cease to beneficially own, in the aggregate, at least 2.0% of the outstanding shares of Common Stock. Each time Donerail Group exercise its right to participate in the identification of Replacement Directors under this Section 1(c), it shall provide evidence reasonably satisfactory to the Company that the Donerail Parties have beneficially owned since the

Effective Date and beneficially own at that time, in the aggregate, at least 2.0% of the outstanding shares of Common Stock.

(d)   Related Matters.

(i)   Effective as of the Effective Date, Donerail Master Fund hereby irrevocably withdraws the Nomination Notice and any related materials or notices submitted to the Company in connection therewith.

(ii)   Effective as of the Effective Date, Donerail Master Fund, SCW Capital, and SCW QP hereby irrevocably withdraw the Books and Records Demand and any related materials or notices submitted to the Company in connection therewith.

2.   **Voting Commitment**.

(a)   Until the Termination Date, the Donerail Parties shall, or shall cause their respective Representatives to (i) appear in person or by proxy at each Stockholder Meeting and (ii) vote, or deliver consents or consent revocations with respect to, all shares of Common Stock beneficially owned by the Donerail Parties in accordance with the Board's recommendations with respect to all proposals submitted to stockholders at such Stockholder Meeting other than proposals with respect to an Extraordinary Transaction, which the Donerail Parties may vote on in their sole discretion, in each case as the Board's recommendation is set forth in the definitive proxy statement, consent solicitation statement, or revocation solicitation statement filed by the Company in respect of such Stockholder Meeting; provided, however, that in the event either Institutional Stockholder Services, Inc. ("ISS") or Glass Lewis & Co. ("Glass Lewis"), or any successor thereto, publishes a voting recommendation that differs from the Board's recommendation with respect to any proposal (other than proposals related to director elections, removals or replacements) submitted to stockholders at any Stockholder Meeting, the Donerail Parties will be permitted to vote, or deliver consents or consent revocations with respect to, any shares beneficially owned by such Donerail Party in accordance with such ISS or Glass Lewis recommendation. Each Donerail Party shall take all actions necessary (including by calling back loaned out shares) to ensure that such Donerail Party has voting power for each share owned by it on the record date for each Stockholder Meeting, excluding any options or derivatives held by any Donerail Party as of any such record date.

(b)   Upon the Company's written request, each Donerail Party shall provide the Company with written confirmation and evidence of its compliance with this Section 2 no later than two (2) Business Days prior to the applicable Stockholder Meeting.

3.   **Standstill**. Until the Termination Date, except as otherwise provided in this Agreement, without the prior written consent of the Board, the Donerail Parties shall not, and shall cause their respective Affiliates not to, directly or indirectly:

(a)   acquire, offer or seek to acquire, agree to acquire, or acquire rights or options to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis or pursuant to an Extraordinary Transaction that has been approved by the Board), whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any securities of the Company (other than through a broad-based market basket or index), any rights decoupled from the underlying securities of the Company, or any derivative securities, contracts or instruments in any way related to the price of shares of Common Stock, or any assets or liabilities of the Company; provided, that the Donerail Parties and their Affiliates, in the aggregate, may, in accordance with the terms of this Agreement and applicable securities laws, acquire shares of Common Stock so long as they beneficially own, in the aggregate, no more than 9.9% of the then outstanding shares of Common Stock, including through the exercise of, or acquisition of, derivative securities; provided, further, that nothing contained in this Agreement shall prevent the Donerail Parties from acquiring additional derivative securities, but only to the extent that (i) such additional derivative securities are on substantially the same terms as the derivative securities currently held by the Donerail Parties, as set forth on the Schedule 13D filed by certain of the Donerail Parties on April 18, 2022 (the "Substantially Similar Additional Derivative Securities"), and (ii) such acquisition(s) is not otherwise contrary to or in violation of the terms of this Agreement or the NDA; provided, even further, that any shares of Common Stock that may be involuntarily acquired by any Donerail Party through the exercise by any third party of any derivative securities existing as of the Effective Date or involuntarily acquired through the exercise by a third party of any Substantially Similar Additional Derivative Securities existing as of the Effective Date shall not be deemed a breach of this Section 3(a) if such acquisition(s) of shares of Common Stock resulted in the Donerail Parties beneficially owning, in the aggregate, more than 9.9% of the then outstanding shares of Common Stock;

(b)   sell, assign, or otherwise transfer or dispose of shares of Common Stock, or any rights decoupled from such shares, beneficially owned by them, to any Third Party that, to the Donerail Parties' knowledge (after due inquiry, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest of, in the aggregate, more than 4.9% of the shares of Common Stock outstanding at such time or would increase the beneficial ownership interest of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest of, in the aggregate, more than 4.9% of the shares of Common Stock outstanding at such time, except for Schedule 13G filers that are mutual funds, pension funds, index funds or investment fund managers with no known history of activism or known plans to engage in activism;

(c)   (i) other than pursuant to Section 1 of this Agreement, nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any Stockholder Meeting at which the Company's directors are to be elected; (ii) knowingly initiate, encourage, assist or participate in any solicitation of proxies, consents or consent revocations in respect of any election contest or removal contest with respect to the Company's directors; (iii) knowingly submit, initiate, make or be a proponent of any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (iv) knowingly initiate, encourage, assist or participate in any solicitation of proxies, consents or consent revocations in respect of any stockholder proposal for consideration at, or other business brought before, any Stockholder Meeting; or (v) knowingly initiate, encourage, assist or participate in any "withhold" or similar campaign with respect to any proposal for consideration at, or other business brought before, any Stockholder Meeting; or (vi) call or seek to

call, or request the call of, or initiate a consent solicitation or consent revocation solicitation with respect to, alone or in concert with others, any Stockholder Meeting, whether or not such a Stockholder Meeting is permitted by the Charter and Bylaws of the Company;

(d) (A) form, join or in any way participate in any group or agreement of any kind with respect to any voting securities of the Company, other than any such group or agreement solely among the Donerail Parties, (B) grant any proxy, consent or other authority to vote with respect to any matters to be voted on by the Company's stockholders (other than to the named proxies included in the Company's proxy card for any meeting of the Company's stockholders or any stockholder action by written consent or in accordance with this Agreement), or (C) deposit or agree to deposit any voting securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust, agreement or similar arrangement or otherwise subject any Company voting securities to any arrangement or agreement with respect to the voting thereof, other than any such voting trust, arrangement, or agreement that is solely among the Donerail Parties;

(e) knowingly seek to advise, influence or encourage any person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of the Company (other than any advice, influence or encouragement that is consistent with the Board's recommendation in connection with such matter);

(f) make any request for the Company's stockholder list materials or other books and records;

(g) (i) make any proposal with respect to or (ii) make any statement or otherwise knowingly seek to encourage, advise or assist any person in so encouraging or advising with respect to: (A) any change in the composition, number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization, dividend policy, or share repurchase programs or practices of the Company, (C) any other change in the Company's management, governance, business, operations, strategy, corporate structure, affairs or policies, (D) any Extraordinary Transaction, (E) amending or waiving any provision of the Charter or Bylaws, or any actions that may impede or facilitate the acquisition of control of the Company by any person, (F) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (G) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(h) initiate, make, or knowingly participate in any way, in any Extraordinary Transaction or make any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement or disclosure regarding any such matter;

(i) effect or seek to effect, offer or propose to effect, cause or participate in, or knowingly assist or facilitate any other person to effect or seek, offer or propose to effect or indicate an interest or participate in, any (i) material acquisition of any assets or businesses of the Company or any of its subsidiaries; (ii) tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving any of the voting securities or any of the

material assets or businesses of the Company or any of its subsidiaries; or (iii) recapitalization, restructuring, liquidation, dissolution or other material transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

(j)   publicly disclose any vote, delivery of consents or consent revocations, or failure to deliver consents or consent revocations, as applicable, by the Donerail Parties against the voting recommendations of the Board in connection with a Stockholder Meeting;

(k)   comment publicly about any director or the Company's management, policies, strategy, operations, financial results or any transactions involving the Company or any of its subsidiaries;

(l)   make or in any way advance any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement, other than through non-public communication with the Company that would not reasonably be expected to trigger public disclosure obligations for any of the Parties;

(m)   take any action challenging the validity or enforceability of any provision this Agreement; or

(n)   enter into any discussions, negotiations, agreements or understandings with any Third Party with respect to any of the foregoing, or knowingly advise, assist, encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing;

provided, however, that the restrictions in this Section 3 shall not prevent the Donerail Parties from (i) making any factual statement to the extent required by applicable legal process, subpoena or legal requirement from any governmental authority with competent jurisdiction over the Party from whom information is sought so long as such request did not arise as a result of any action by the Donerail Parties, (ii) communicating privately with the Company's directors or executive officers, including, for the avoidance of doubt, discussions regarding potential strategic and Extraordinary Transactions and the identification of potential interested Third Parties, so long as such private communications would not reasonably be expected to trigger public disclosure obligations for any Party, or (iii) tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as the other stockholders of the Company or from participating in any such transaction that has been approved by the Board, subject to the other terms of this Agreement. For the avoidance of doubt, nothing in this Section 3 shall be deemed to limit (x) the exercise in good faith by any of the New Directors (or any Replacement Director, as applicable) of such person's fiduciary duties in such person's capacity as a director of the Company or (y) Mr. Wyatt's participation in his capacity as an observer of the Strategic Committee to the extent such participation directly relates to the purpose of the Strategic Committee as set forth in Section 1(b)(i).

4.   **Mutual Non-Disparagement**.

(a)   Until the Termination Date, without the prior written consent of the other Party, neither Party shall, nor shall it permit any of its Representatives to, directly or indirectly, in any capacity or manner, make, transmit or otherwise communicate any public remark, comment, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, including to any member of the media, that might reasonably be construed to criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party's Affiliates, subsidiaries, their respective businesses, or their respective current or former directors (in their capacity as such), officers, or employees.

(b)   The restrictions in Section 4(a) shall not (i) apply to (A) any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the Party from whom information is sought, in each case to the extent required, (B) any statement made in connection with any action to enforce this Agreement, or (C) any disclosure that such Party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (ii) prohibit any Party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

(c)   The restrictions in Section 4(a) shall not prevent any Party from responding to any public statement made by the other Party of the nature described in Section 4(a), if such statement by the other Party was made in breach of this Agreement.

5.   No Litigation. Each Party hereby covenants and agrees that, prior to the Termination Date, it shall not, and shall not permit any of its Representatives to, directly or indirectly, alone or in concert with others, encourage, pursue, or assist any other person to threaten or initiate any lawsuit, claim, or proceeding before any Governmental Authority (each, a "Legal Proceeding") against the other Party or any of its Representatives, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement, (b) counterclaims with respect to any proceeding initiated by or on behalf of one Party or its Affiliates against the other Party or its Affiliates or (c) any Legal Proceeding with respect to claims of fraud in connection with, arising out of or related to this Agreement; provided, however, that the foregoing shall not prevent any Party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a "Legal Requirement") in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of, or at the direct or indirect suggestion of such Party or any of its Representatives; provided, further, that in the event any Party or any of its Representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable). Each Party represents and warrants that, as of the Effective Date, it has not filed any Legal Proceeding against the other Party.

6.   Mutual Releases.

(a)   Release by the Donerail Parties.

(i)   As of the Effective Date, the Donerail Parties, and each of them, permanently, fully and completely release, acquit and discharge the Company, and the Company's subsidiaries, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor or successor entities, agents, employees, stockholders, auditors, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person (in each case, in their capacities as such) (collectively, the "Company Released Group"), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments, and suits of every kind and nature whatsoever, direct or derivative, foreseen, unforeseen, known or unknown, that the Donerail Parties or any of them have had, now have, or may have against any of the Company and/or the Company Released Group, collectively, jointly or severally, at any time prior to and including the Effective Date, including, but not limited to, any and all claims arising out of or in any way whatsoever related to the Donerail Parties' involvement with, or ownership of securities of, the Company (the "Donerail Release"); provided, however, that the Donerail Release shall be void if a court finds in a final, non-appealable order that the Company has materially breached this Agreement with such material breach not capable of being cured.

(ii)   The Donerail Parties each acknowledge that as of the Effective Date, the Donerail Parties may have claims against the Company that a Donerail Party does not know or suspect to exist in his, her or its favor, including, but not limited to claims that, had they been known, might have affected the decision to enter into this Agreement, or to provide the Donerail Release set forth in this Section 6(a). In connection with any such claims, the Donerail Parties agree that they intend to waive, relinquish, and release any and all provisions, rights, and benefits any state or territory of the United States or other jurisdiction that purports to limit the application of a release to unknown claims, or to facts unknown at the time the Donerail Release was entered into. Without limiting the foregoing, the Donerail Parties expressly waive any right or protection under Section 1542 of the California Civil Code, which provides: A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY. In connection with the foregoing waiver, the Donerail Parties acknowledge that they, or any of them, may (including after the Effective Date) discover facts in addition to or different from those known or believed by them to be true with respect to the subject matter of the Donerail Release set forth in this Section 6(a), but it is the intention of the Donerail Parties to complete, fully, finally, and forever compromise, settle, release, discharge, and extinguish any and all claims that they may have against the Company, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, that now exist or previously existed, without regard to the subsequent discovery of additional or different facts. The Donerail Parties acknowledge that the foregoing waiver is a key, material, bargained-for element to this Agreement and the Donerail Release that is part of it.

(b)   Release by the Company.

(i)   As of the Effective Date, the Company permanently, fully and completely releases, acquits and discharges the Donerail Parties, and the Donerail Parties' subsidiaries, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor or successor entities, agents, employees, stockholders, auditors, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person (in each case, in their capacities as such) (collectively, the "Donerail Released Group"), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments, and suits of every kind and nature whatsoever, direct or derivative, foreseen, unforeseen, known or unknown, that the Company has had, now has, or may have against any of the Donerail Parties and/or the Donerail Released Group, collectively, jointly or severally, at any time prior to and including the Effective Date, including, but not limited to, any and all claims arising out of or in any way whatsoever related to the Company's involvement with the Donerail Parties (the "Company Release" and collectively with the Donerail Release, the "Releases"); provided, however, that the Company Release shall be void if a court finds in a final, non-appealable order that the Donerail Parties have materially breached this Agreement with such material breach not capable of being cured.

(ii)   The Company acknowledges that as of the Effective Date, the Company may have claims against the Donerail Parties that the Company does not know or suspect to exist in its favor, including, but not limited to claims that, had they been known, might have affected the decision to enter into this Agreement, or to provide the Company Release set forth in this Section 6(b). In connection with any such claims, the Company agrees that it intends to waive, relinquish, and release any and all provisions, rights, and benefits any state or territory of the United States or other jurisdiction that purports to limit the application of a release to unknown claims, or to facts unknown at the time the Company Release was entered into. Without limiting the foregoing, the Company expressly waives any right or protection under Section 1542 of the California Civil Code, which provides: A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER ,WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY. In connection with the foregoing waiver, the Company acknowledges that it may (including after the Effective Date) discover facts in addition to or different from those known or believed by it to be true with respect to the subject matter of the Company Release set forth in this Section 6(b), but it is the intention of the Company to complete, fully, finally, and forever compromise, settle, release, discharge, and extinguish any and all claims that it may have against the Donerail Parties, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, that now exist or previously existed, without regard to the subsequent discovery of additional or different facts. The Company acknowledges that the foregoing waiver is a key, material, bargained-for element to this Agreement and the Company Release that is part of it.

(c)   Broad Releases. The Releases provided for in this Section 6 are intended to be broad, and this breadth is a bargained-for feature of this Agreement. Despite this, the Releases provided for in this Section 6 are not intended to, and do not, extend to any Party's obligations under this Agreement.

7.   **Public Statements; SEC Filings**.

(a)   Within one (1) Business Days following the date of this Agreement, the Company shall issue a press release (the "Press Release") announcing this Agreement, substantially in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release, neither the Company nor the Donerail Parties shall issue any press release or public announcement regarding this Agreement, or take any action that would require public disclosure thereof by any Party, without the prior written consent of the other Party.

(b)   Within two (2) Business Days following the date of this Agreement, the Company shall file with the SEC a Current Report on Form 8-K setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the "Form 8-K"). The Company shall provide the Donerail Parties and their Representatives with a reasonable opportunity to review and comment on the Form 8-K prior to it being filed with the SEC and consider in good faith any comments of the Donerail Parties and their Representatives.

(c)   Within two (2) Business Days following the date of this Agreement, the Donerail Parties shall file with the SEC an amendment to their Schedule 13D setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the "Schedule 13D Amendment"). The Schedule 13D Amendment shall be consistent with the terms of this Agreement and the Press Release. The Donerail Parties shall provide the Company and its Representatives with a reasonable opportunity to review and comment on the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

(d)   Except for the issuance of the Press Release and the filing of the Form 8-K and the Schedule 13D Amendment, no Party shall issue any press release or other public statement (including in any filing required under the Exchange Act) about the subject matter of this Agreement or the other Party, except as required by law, Legal Requirement or applicable stock exchange listing rules or with the prior written consent of the other Party and otherwise in accordance with this Agreement.

8.   **Affiliates and Associates**. Each Party shall instruct its Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Affiliate or Associate. A breach of this Agreement by an Affiliate or Associate of a Party, if such Affiliate or Associate is not a Party to this Agreement, shall be deemed to occur if such Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such Affiliate or Associate was a Party to this Agreement.

9.   **Representations and Warranties**.

(a)   Each of the Donerail Parties represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly executed and delivered by such Donerail Party, constitutes a valid and binding obligation and agreement of such Donerail Party and is enforceable against such Donerail Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles. Each of the Donerail Parties represents that (i) if such Donerail Party is not a natural person, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of its organizational documents as currently in effect and (ii) the execution, delivery and performance of this Agreement by it does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document (if such Donerail Party is not a natural person), agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound. Each of the Donerail Parties represents and warrants that it has not compensated any member of the Donerail Slate in connection with the Company, nor does it have any voting commitments (written or oral) with any member of the Donerail Slate as of the Effective Date, and agrees that it shall not compensate any member of the Donerail Slate solely in respect of his or her service as a director on the Board or enter into voting commitments (written or oral) relating to the Company with any director or officer of the Company. The Donerail Parties represent and warrant that, as of the Effective Date, they beneficially own an aggregate of 1,436,365 shares of Common Stock and have voting power over an aggregate of 1,436,365 shares of Common Stock.

(b)   The Company represents and warrants that it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles. The Company represents and warrants that (i) the execution and delivery of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect and (ii) the execution, delivery and performance of this Agreement by the Company does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

10.   **Termination**.

(a)   This Agreement shall remain in effect until terminated by either the Company or the Donerail Parties giving five (5) Business Days' advance notice to the other Party (the date of termination, the "Termination Date"); provided, however, that (i) neither the Company nor the Donerail Parties shall terminate this Agreement until the date that is thirty (30) days before the nomination window opens under the Bylaws for the Company's 2023 Annual Meeting, (ii) the Donerail Parties may earlier terminate this Agreement if the Company is in material breach of its representations, warranties, covenants or agreements under this Agreement and such material breach is impossible to cure or, if capable of being cured, is not cured within fifteen (15) calendar days after receipt by the Company from the Donerail Parties specifying the material breach, and (iii) the Company may earlier terminate this Agreement if the Donerail Parties are in material breach of their representations, warranties, covenants or agreements under this Agreement and such material breach is impossible to cure or, if capable of being cured, is not cured within fifteen (15) calendar days after receipt by the Donerail Parties from the Company specifying the material breach; provided, further, that if the Company agrees to nominate the Fourth New Director for election at the 2023 Annual Meeting and the Fourth New Director agrees to be nominated, then neither Party will be permitted to terminate this Agreement until the date that is thirty (30) days before the nomination window opens under the Bylaws for the Company's 2024 annual meeting of stockholders; provided, further, notwithstanding anything to the contrary contained in this Agreement, if SCW Capital, SCW QP, SCW Management, Trinity and Mr. Cathey (collectively, "SCW") cease to be members of a Section 13(d) group with the other Donerail Parties named herein following the Effective Date, then the provisions of Sections 3(a) and (b) shall only be applicable to SCW until the one year anniversary of the Effective Date; provided, that, for the avoidance of doubt, the remaining provisions of this Agreement shall continue to apply to SCW until the Termination Date (subject to Section 10(c)).

(b)   Notwithstanding anything to the contrary in this Agreement, this Agreement shall automatically terminate upon the Company's entry into any Extraordinary Transaction, unless the Donerail Parties have agreed to enter into a voting or support agreement with the Company in connection with such Extraordinary Transaction, in which case this Agreement will terminate upon the closing of such Extraordinary Transaction.

(c)   If this Agreement is terminated in accordance with this Section 10, this Agreement shall forthwith become null and void, but (i) no termination shall relieve any Party from liability for any breach of this Agreement prior to such termination and (ii) Section 11 through Section 16 shall survive the termination of this Agreement.

11.   **Expenses**. Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall pay to Donerail Group an amount not to exceed $1,250,000 in the aggregate, (a) in exchange for the Donerail Release from the Donerail Parties set forth in Section 6(a), and (b) as reimbursement for reasonable, documented out-of-pocket fees and expenses incurred in connection with the matters related to the 2022 Annual Meeting,

including the nomination of directors, the negotiation and execution of this Agreement and the actions or transactions contemplated hereby.

12. **Notices**. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending, if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) one (1) Business Day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:

> Turtle Beach Corporation
> 44 South Broadway, 4th Floor
> White Plains, New York 10601
> Attn: Megan Wynne, General Counsel
> Email: mwynne@turtlebeach.com

with mandatory copies (which shall not constitute notice) to:

> Vinson & Elkins L.L.P.
> 1114 Avenue of the Americas, 32nd Floor
> New York, NY 10036
> Attn: Lawrence S. Elbaum
>   C. Patrick Gadson
> Email: lelbaum@velaw.com
>   pgadson@velaw.com

> and

> Orrick, Herrington and Sutcliffe LLP
> Columbia Center
> 1152 15th Street, N.W.
> Washington, D.C. 20005-1706
> Attn: Tony Chan
> Email: tychan@orrick.com

If to the Donerail Parties:

> The Donerail Group LP
> 240 26th Street
> Suite 3
> Santa Monica, Ca 90402
> Attn: William Wyatt
>   Wes Calvert
> Email: wyatt@donerail.com

calvert@donerail.com

with a mandatory copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attn: Andrew Freedman, Esq.
        Ian Engoron, Esq.
Email: afreedman@olshanlaw.com
        iengoron@olshanlaw.com

13.   Governing Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to its conflict of laws principles. The Parties agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the state or Federal courts located in Clark County, Nevada, and any appellate court from any such state or Federal court. Each Party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding, and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum. Each Party consents to accept service of process in any such Legal Proceeding by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 12. Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

14.   Specific Performance. Each Party to this Agreement acknowledges and agrees that the other Party may be irreparably injured by an actual breach of this Agreement by the first-mentioned Party or its Representatives and that monetary remedies would be inadequate to protect either Party against any actual or threatened breach or continuation of any breach of this Agreement. Without prejudice to any other rights and remedies otherwise available to the Parties under this Agreement, each Party shall be entitled to equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief, without the necessity of posting a bond or other security, if the other Party or any of its Representatives breaches or threatens to breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement but shall be in addition to all other remedies available at law or equity to the non-breaching Party.

15.   Certain Definitions and Interpretations. As used in this Agreement:

(a)   "Affiliate" and "Associate" (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the Termination Date become Affiliates or Associates of any applicable person or entity referred to in this Agreement; provided, however, that the term "Associate" shall refer only to Associates controlled by the Company or one or more Donerail Parties, as applicable; provided, further, that, for purposes of this Agreement, none of the Donerail Parties shall be an Affiliate or Associate of the Company and the Company shall not be an Affiliate or Associate of any of the Donerail Parties;

(b)   "beneficial ownership," "group," "person," "proxy" and "solicitation" (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act and the rules and regulations promulgated thereunder; provided, that the meaning of "solicitation" shall be without regard to the exclusions set forth in Rules 14a-1(l)(2)(iv) and 14a-2 under the Exchange Act;

(c)   "Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable law;

(d)   "Common Stock" means the common stock, par value $0.001 per share, of the Company;

(e)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(f)   "Extraordinary Transaction" means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring, or other transaction with a third party that, in each case, results in a change in control of the Company or the sale of all or substantially all of its assets;

(g)   "Governmental Authority" means any federal, state, local, municipal, or foreign government and any political subdivision thereof, any authority, bureau, commission, department, board, official, or other instrumentality of such government or political subdivision, any self-regulatory organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), including, but not limited to, the SEC and its staff, and any court of competent jurisdiction.

(h)   "other Party" means, with respect to the Company, the Donerail Parties, and with respect to the Donerail Parties, the Company;

(i)   "Representatives" means (i) a person's Affiliates and Associates and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates;

(j)   "Stockholder Meeting" means each annual or special meeting of stockholders of the Company, or any action by written consent of the Company's stockholders in lieu thereof, and any adjournment, postponement, rescheduling, continuation or meeting held in lieu thereof; and

(k)   "Third Party" refers to any person that is not a Party, a member of the Board, a director or officer of the Company, or legal counsel to either Party.

In this Agreement, unless a clear contrary intention appears, (i) the word "including" (in its various forms) means "including, without limitation;" (ii) the words "hereunder," "hereof," "hereto" and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word "or" is not exclusive; (iv) references to "Sections" in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (v) whenever the context requires, references to any gender shall include each other gender.

16.   **Miscellaneous**.

(a)   This Agreement, including all exhibits hereto, contains the entire agreement between the Parties and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

(b)   This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

(c)   This Agreement shall not be assignable by operation of law or otherwise by a Party without the consent of the other Party. Any purported assignment without such consent is void ab initio. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

(d)   Neither the failure nor any delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e)   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

(f)   Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each Party.

(g)   This Agreement may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h)   Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties will be deemed the work product of all of the Parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

(i)   The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

THE COMPANY:

Turtle Beach Corporation



By: _____

Name: Juergen Stark

Title: Chairman, Chief Executive Officer and President

THE DONERAIL PARTIES:

The Donerail Master Fund, LP

By: The Donerail Group LP, its investment
        manager

By: _____
Name: William Wyatt
Title: Managing Partner

The Donerail Group LP

By: _____
Name: William Wyatt
Title: Managing Partner

William Wyatt

_____

The Harbert Donerail Fund GP LLC

By: _____
Name: William Wyatt
Title: Senior Managing Director

The Donerail Group GP LLC

By: _____
Name: William Wyatt
Title: Authorized Signatory

Harbert Fund Advisors, Inc.

By: _____
Name: John F. Bryant
Title: Executive Vice President and Senior
        Managing Director

Harbert Management Corporation

By: _____

Name: John F. Bryant

Title: Executive Vice President and Senior
       Managing Director

SCW Capital, LP

By: Trinity Investment Group, LLC, its
       investment manager

By: _____

Name: Robert Cathey

Title: Managing Member

SCW Capital QP, LP

By: Trinity Investment Group, LLC, its
       investment manager

By: _____

Name: Robert Cathey

Title: Managing Member

SCW Capital Management, LP

By: Trinity Investment Group, LLC, its
       investment manager

By: _____

Name: Robert Cathey

Title: Manaing Member

Trinity Investment Group, LLC

By: _____

Name: Robert Cathey

Title: Managing Member

Robert Cathey

(signature)

EXHIBIT A

Turtle Beach Announces Agreement with The Donerail Group to Refresh its Board of Directors and Provides Additional Detail Regarding Ongoing, Robust Alternatives Process

Agreement Provides for Immediate Appointment of Three Directors from Donerail's Slate and, if Needed, Future Appointments of a Donerail Designee and Another Mutually Agreed Upon Director Based on the Outcome of Comprehensive Alternatives Process

Strategic Committee – Which Will Include Two Incumbent Directors, Two New Directors from Donerail's Slate, and Donerail Managing Partner William Wyatt as Observer – Will Oversee Process and Engagement with Potential Buyers, Including Those who Proactively Reached Out in Recent Weeks

WHITE PLAINS, N.Y.— May 16, 2022 – Leading gaming accessory maker Turtle Beach Corporation (Nasdaq: HEAR) ("Turtle Beach" or the "Company") today announced it has reached an agreement with The Donerail Group LP, SCW Capital Management and other participants in their stockholder group (collectively, "Donerail") on a meaningful refreshment of the Company's Board of Directors (the "Board"). In addition, the Company disclosed its formation of a Strategic Review Committee (the "Strategic Committee") that is overseeing an expanded and wide-ranging process to identify a buyer for the business. The Cooperation Agreement between the Company and Donerail will be filed on Form 8-K with the Securities and Exchange Commission.

Board Refreshment

In connection with the Cooperation Agreement, Turtle Beach is appointing three members of the Donerail slate to the Board. In addition, one current Turtle Beach director will retire from the Board. Additional detail related to these board changes will be separately disclosed.

Following a 120-day period, in the event that the Company continues to be a stand-alone entity, a Donerail principal will be added to the Board and another incumbent director will retire from the Board. Following the appointment of the fourth new director, the Board will be expanded to nine members, and the Board will appoint a fifth new director who will be independent and mutually selected by the Company and Donerail.

Strategic Committee, Expanded and Wide-Ranging Strategic Alternatives Process

As previously disclosed, the Board has been engaged in a banker-led, proactive process to evaluate available strategic opportunities, including a sale of the Company. As the Company continues to engage in ongoing discussions with active participants in the process, it has reached out to additional strategic buyers and financial sponsors, including certain parties that made inbound inquiries over the past few weeks and those that previously indicated interest. The Strategic Committee, which will include two incumbent directors and two Donerail designees, will oversee the ongoing, expanded strategic alternatives process. Donerail's Managing Partner, William Wyatt, will serve as an observer to the Committee.

The Board and management team remain simultaneously focused on executing against the Company's strategic plan to drive value for all stockholders.

"The Strategic Committee will oversee our process and ensure we are exploring all possible avenues to maximize value for our stockholders," said Juergen Stark, CEO and Chairman of Turtle Beach. "We are firmly committed to executing on our fiduciary duty and acting in the best interest of all our stockholders, and we are moving forward with purpose. Through consistent execution, we have built a growing and increasingly diversified gaming accessories business that has significant long-term potential in a nearly $9 billion addressable market. We are pleased to have reached a constructive resolution with Donerail that will enable us to conduct this process without the distraction of a proxy contest, while the management team continues to execute our strategy and capture the value inherent in the business. We look forward to welcoming the newly appointed directors to the Turtle Beach Board and benefitting from fresh perspectives as we work towards our collective goal of maximizing value for all stockholders."

"Turtle Beach is an iconic, industry leader that has been the industry standard for over a decade." said William Wyatt, Managing Partner of The Donerail Group. "We are pleased to have this contest behind us and start working together for the benefit of all of the Company's shareholders and stakeholders. We look forward to joining the Strategic Review Committee's ongoing efforts to ensure value is maximized for all shareholders."

The Company notes that there can be no assurance that the process will result in a transaction or announcement of any kind.

Turtle Beach does not intend to comment further regarding its ongoing strategic review unless a specific transaction is approved by the Board, the process is concluded or it is otherwise determined that further disclosure is appropriate or required by law.

Advisors

BofA Securities is serving as financial advisor to Turtle Beach and Vinson & Elkins L.L.P. and Orrick, Herrington & Sutcliffe LLP are serving as legal counsel to Turtle Beach.

Forward-Looking Statements

This communication includes forward-looking information and statements within the meaning of the federal securities laws. Except for historical information contained in this release, statements in this release may constitute forward-looking statements regarding assumptions, projections, expectations, targets, intentions or beliefs about future events. Statements containing the words "may", "could", "would", "should", "believe", "expect", "anticipate", "plan", "estimate", "target", "goal", "project", "intend" and similar expressions, or the negatives thereof, constitute forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements are based on management's current belief and expectations, as well as assumptions made by, and information currently available to, management.

While the Company believes that its expectations are based upon reasonable assumptions, there can be no assurances that its goals and strategy will be realized. Numerous factors, including risks and uncertainties, may affect actual results and may cause results to differ materially from those expressed in forward-looking statements made by the Company or on its behalf. Some of these factors include, but are not limited to, risks related to, the substantial uncertainties inherent in the acceptance of existing and future products, the difficulty of commercializing and protecting new technology, the impact of competitive products and pricing, general business and economic conditions, risks associated with the expansion of our business including the integration of any businesses we acquire and the integration of such businesses within our internal control over financial reporting and operations, our indebtedness, the Company's liquidity, and other factors discussed in our public filings, including the risk factors included in the Company's most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and the Company's other periodic reports. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission (the "SEC"), the Company is under no obligation to publicly update or revise any forward-looking statement after the date of this release whether as a result of new information, future developments or otherwise.

About Turtle Beach Corporation

Turtle Beach Corporation (https://corp.turtlebeach.com) is one of the world's leading gaming accessory providers. The Turtle Beach brand (www.turtlebeach.com) is known for pioneering first-to-market features and patented innovations in high-quality, comfort-driven headsets for all levels of gamer, making it a fan-favorite brand and the market leader in console gaming audio for the last decade. Turtle Beach's ROCCAT brand (www.roccat.com) combines detail-loving German innovation with a genuine passion for designing the best PC gaming products. Under the ROCCAT brand, Turtle Beach creates award-winning keyboards, mice, headsets, mousepads, and other PC accessories. Turtle Beach's Neat Microphones brand (www.neatmic.com) creates high-quality USB and analog microphones for gamers, streamers, and professionals that embrace cutting-edge technology and design. Turtle Beach's shares are traded on the Nasdaq Exchange under the symbol: HEAR.

Contacts

Turtle Beach Contacts

For Investor Information, Contact:
Cody Slach or Alex Thompson
Gateway Investor Relations
On Behalf of Turtle Beach
949.574.3860
HEAR@gatewayir.com

For Media Information, Contact:
MacLean Marshall
Sr. Director – PR/Communications
Turtle Beach Corp.

858.914.5093
maclean.marshall@turtlebeach.com

Joele Frank, Wilkinson Brimmer Katcher
Jed Repko / Nick Lamplough
212.355.4449

Donerail Contacts

Longacre Square Partners
Greg Marose / Ashley Areopagita, 646-386-0091
gmarose@longacresquare.com / aareopagita@longacresquare.com